June 11, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (904) 280-8588

Michael J. Loiacono
Chief Financial Officer and Chief Accounting Officer
Global Axcess Corp
7800 Belfort Parkway, Suite 165
Jacksonville, Florida 32256

      Re: Global Axcess Corp
              Form 10-KSB for Fiscal Year December 31, 2007
              Filed March 5, 2008
              File No. 000-17874

Dear Mr. Loiacono:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1, Summary of Significant Accounting Policies

Revenue Recognition, page 7

1.   We note the Company records revenues from recurring transaction services and processing fees, revenue from managing ATM machines and ATM sales revenues as a single line item in the Consolidated Statements of Income on page 3.   Please tell us and in future filings provide the following information:

   - Separately disclose the nature and dollar amount of each type of revenue source, either on the face of the income statement or in a note to the financial statements.

   - Provide similar disclosure with respect to the costs incurred to generate each type of revenue stream which is currently included in the Cost of Revenue line item in the Consolidated Statement of Income.

2.   We note the "Business Description" section on page 4 states the Company provides proprietary ATM branding and processing services for over 55 financial institutions. Please tell and discuss in this note in future filings the following with respect to revenues generated from branding fees:

   - Discuss the revenue recognition policies with respect to any branding fees recorded, including any contractual arrangements for customers that pay branding fees which exempt them from paying a surcharge fee or other charges for the use of the branded ATM machine.

   - Disclose if branding fees are subject to escalation clauses and, if so, describe how these fees are recognized as revenues in accordance with SEC SAB Topic 13, *Revenue Recognition*.

   - Disclose how you account for any one-time set up fees charged per branded ATM machine and the corresponding set-up costs, as opposed to the recurring monthly services provided for the actual branding. Consider in your response the guidance in EITF 00-21, *Revenue Arrangements with Multiple Deliverables* and SAB 104, *Revenue Recognition.* If material, state in a footnote the dollar amount of one-time set up fees and related costs that are deferred and where they are recorded in the Consolidated Balance Sheet.

- State how the Company has accounted for any bank branding arrangements under which it is required to rebate a portion of the interchange fees above threshold amounts to the branding financial institution. Consider in your response the requirements of EIFT 01-9 with respect to estimating the fair value of this benefit or recording payment made as a reduction of revenues versus the cost of the associated revenues.

3. With respect to merchant-owned ATM arrangements please tell us and revise future filings to disclose the following information:

- Discuss if the Company pays the surcharge fees it earns to the merchant as fees for providing, placing and maintaining the ATM unit. If so, tell us and discuss in future filings how you considered the guidance in EITF 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)* with respect to recording these payments as a direct reduction of revenue or as a cost or expense in the income statement.

- State how you apply the guidance in EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, for your merchant contracts taking into considering whether the Company is the principal and primary obligor in the ATM transactions and has the risks and rewards of ownership.

Merchant Contracts and Intangible Assets, including Goodwill, page 9

4. We note the Company has determined that merchant contracts totaling $12 million, equal to 50% of total assets as of December 31, 2007, have an economic life of over 21 years, assuming they are renewed three times based on the historical and expected useful live of similar assets. Please tell us in future filings provide the following information:

- Describe the terms under which the ATM contracts are subject to cancellation by the merchant or by the Company and how the Company has factored these cancellation terms into their assessment regarding the expected useful live of the merchant contracts.

- State how you considered the following factors in your analysis regarding the estimated economic life of the merchant contracts:

    o The Company recently acquired in 2005 approximately 1,590 ATM processing merchant contracts which are approximately 57% of the 2,771 total merchant owned ATMs contracts. Refer to Note 3, Acquisitions of Assets on page 11.

       o   The recognition in 2006 that the full $485,000 balance of assets held for sale, consisting of ATMs and related software were determined to be fully impaired and other ATMs reviewed totaling $234,000 were determined to be impaired. Refer to Note 5, Impairment of Long-Lived Assets and Business Reorganization Costs, page 13.

5.   We refer to the statement in the last paragraph of this note that the Company's testing has indicated that there is no impairment of the Company's goodwill. In this regard please tell us and disclose in future filing the following:

- Provide a general description of the acquisition that resulted in the recording of the $4.190 million of goodwill as of December 31, 2007. Refer to Note 8, Intangible Assets and Merchant Contracts, on page 14.

- Explain why no goodwill impairment was recorded in 2006 considering the Company recognized during that year impairments charges totaling $1.3 million related to long-lived assets and business restructuring charges of $484,000. Refer to Note 5, Impairment of Long-Lived Assets and Business Reorganization Charges.

Note 17, Legal Proceedings, page 18

6.   We refer the third paragraph on page 20 regarding the declaration of default and acceleration received by the Company on December 13, 2007 with respect to the e $3.5 million Senior Subordinated Convertible Note due in 2010. We note the Company continues to categorize the defaulted debt as long-term considering the court date is scheduled for February 2009 and that it is unlikely that the resolution of the suit will occur in 2008. Please tell us how you considered the following in your determination that the long-term classification continues to be appropriate:

- Note 13(b), Senior Lenders' Notes Payable states the full principal amount of the Note is due upon default under the terms.

- The Company does not appear to have been granted a waiver or a grace period as required by SFAS 78 and paragraph 7 of ARB 43, Chapter 3A in order to continue classifying the defaulted obligation continue as a long-term liability.

- State if the debt holder has agreed to provide a temporary waiver or grace period during the period of time preceding the trail date.

*   *   *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief